

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

<u>Via Email</u>
Mr. Jan E. Chason
Chief Financial Officer
Spring Creek Healthcare Systems Inc.
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

> **Re: Spring Creek Healthcare Systems Inc.**
> **File No. 000-53339**
> **Change in Certifying Accountant**

Dear Mr. Chason:

We have received a letter dated August 6, 2012 from Rosenberg Rich Baker Berman & Company indicating their relationship with you has ceased. Under Rule 13a-1 of Regulation 13A, you are required to file current reports on Form 8-K. As further outlined in General Instruction B to Form 8-K, you are required to report a resignation of auditors within four business days of the date of occurrence, including the disclosures specified in Item 4.01(a) of Form 8-K. Please comply with your reporting obligations.

You may contact me at (202) 551-3650 if you have questions regarding our comments above.

> Sincerely,
>
> /s/Craig Arakawa
>
> Craig Arakawa
> Staff Accountant